SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOVINT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

670085103

(CUSIP Number)

Congregation Ahavas Tzdokah Vchesed Inc.

1347 42nd Street

Brooklyn, NY 11219

(718) 435-0959 (Tel)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1) Names of reporting persons Congregation Ahavas Tzdokah Vchesed Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:
(7) Sole Voting Power – 61,722,996
(8) Shared Voting Power - 0
(9) Sole Dispositive Power - 61,722,996
(10) Shared Dispositive Power - 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person - 61,722,996
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11) 30.5%
(14) Type of Reporting Person (See Instructions) OO

ITEM 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Novint Technologies, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is: 100 Merrick Road, Suite 400W, Rockville Center, NY 11570.

ITEM 2.	Identity and Background

Congregation Ahavas Tzdokah Vchesed Inc.

(a) This Statement is filed by Congregation Ahavas Tzdokah Vchesed Inc., a New York corporation (the “Reporting Person”) by virtue of its direct and indirect beneficial ownership of Shares.

(b) The address of Congregation Ahavas Tzdokah Vchesed Inc.’s principal office is 1347 42nd Street, Brooklyn, New York 11219.

(c) The principal business of Congregation Ahavas Tzdokah Vchesed Inc. is religious services.

(d) Congregation Ahavas Tzdokah Vchesed Inc. has not been convicted in a criminal proceeding in the past five years.

(e) During the past five years, Congregation Ahavas Tzdokah Vchesed Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Rabbi Nathan P. Erlich

(a) This Statement is filed by Congregation Ahavas Tzdokah Vchesed Inc., a New York corporation (the “Reporting Person”). Rabbi Nathan P. Erlich is the President of Congregation Ahavas Tzdokah Vchesed Inc., who may or may not have a direct and indirect beneficial ownership of Shares.

(b) The principal address for Rabbi Nathan Erlich is 1347 42nd Street, Brooklyn, New York 11219.

(c) Rabbi Nathan Erlich’s principal business is performing religious services.

(d) Rabbi Nathan Erlich has not been convicted in a criminal proceeding in the past five years.

(e) During the past five years, Rabbi Nathan Erlich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Rabbi Nathan P. Erlich is a United States citizen.

ITEM 3.	Source of Amount of Funds or Other Compensation

The funds used in making the purchase were drawn from Congregation Ahavas Tzdokah Vchesed Inc.’s working capital.

ITEM 4.	Purpose of Transaction

The Reporting Person purchased the shares on or about December 31, 2013 based on the Reporting Person’s belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of their shares, engaging in any hedging or similar transaction with respect to the shares, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 7, 9, 11 and 13 herein, which hereby is incorporated by reference. Applicable percentages are based upon 202,308,728 shares of common stock outstanding as of December 4, 2019 as reported in the Company’s Form 10-12G filed on January 23, 2020 and declared effective on February 12, 2020.

(b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 herein relating to each of the Reporting Person, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

ITEM 7.	Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2020

CONGREGATION AHAVAS TZDOKAH VCHESED INC.

By:	/s/ Rabbi Nathan P. Erlich
Name:	Rabbi Nathan P. Erlich
Title:	President

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